SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION l5(d) OF THE SECURITIES EXCHANGE ACT OF l934

For the fiscal year ended December 31, 2008

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission file number 0-16350

A.	Full title of the plan and address of the plan, if different from that of the issuer named below:

The M Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

WPP plc

6 Ely Place

Dublin 2, Ireland

THE M PLAN

All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended, have been omitted because they are inapplicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Plan Administrator of The M Plan:

We have audited the accompanying statements of net assets available for benefits of The M Plan (the “Plan”) as of December 31, 2008 and 2007 and the related statement of changes in net assets available for benefits for the year ended December 31, 2008. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2008 and 2007 and the changes in net assets available for benefits for the year ended December 31, 2008 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, Part IV, line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2008 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/S/ BENCIVENGA WARD & COMPANY, CPA’s P.C.

BENCIVENGA WARD & COMPANY, CPA’s P.C.

Valhalla, New York

June 24, 2009

THE M PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2008 AND 2007

	2008	2007
ASSETS:
Investments, at fair value	$100,955,533	$131,618,171

Receivables:
Employer contributions	142,950	5,570,455
Accrued investment income	6,056	4,002

Total receivables	149,006	5,574,457

Total assets	101,104,539	137,192,628

LIABILITIES:
Return of excess employee contributions	249,741	130,902

Total liabilities	249,741	130,902

NET ASSETS AVAILABLE FOR BENEFITS, AT FAIR VALUE	100,854,798	137,061,726

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	3,918,961	—

NET ASSETS AVAILABLE FOR BENEFITS	$104,773,759	$137,061,726

See accompanying notes to financial statements.

THE M PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEAR ENDED DECEMBER 31, 2008

ADDITIONS:

CONTRIBUTIONS:

Participant contributions	$10,221,827
Employer contributions	3,225,147
Rollover contributions	1,202,793

Total contributions	14,649,767

INVESTMENT INCOME:

Net depreciation in fair value of investments	(36,438,188)
Loan repayment interest	106,885
Interest and dividend income	4,328,592

Total investment (loss)	(32,002,711)

Total Additions (net of investment loss)	(17,352,944)

DEDUCTIONS:

Benefits paid to participants	14,925,307
Administrative expenses	9,716

Total Deductions	14,935,023

DECREASE IN NET ASSETS	(32,287,967)

NET ASSETS AVAILABLE FOR BENEFITS:

Beginning of year	137,061,726

End of year	$104,773,759

See accompanying notes to financial statements.

THE M PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2008 AND 2007 AND

FOR THE YEAR ENDED DECEMBER 31, 2008

1.	DESCRIPTION OF THE PLAN

The following description of The M Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan Document for more complete information.

General - The Plan was established effective as of January 1, 2001. Effective August 1, 2003, the Plan name was changed from the “MyShare Retirement Plan” to “The M Plan.” The Plan is a defined contribution 401(k) plan sponsored by GroupM Worldwide, Inc. (the “Company”), a wholly-owned subsidiary of WPP plc. The Plan covers substantially all employees of GroupM Worldwide, Inc., Mindshare, MAXUS, Mediaedge:cia LLC, Mediacom Worldwide Inc., Beyond Interaction, IEG, Inc. and Leverage Group, Inc. (each an indirect wholly-owned subsidiary of WPP plc, each a participating “Employer” and collectively the participating “Employers”) who have attained age 18. The Retirement Plan Committee of the Company controls and manages the operation and administration of the Plan. Merrill Lynch Bank and Trust Co., FSB is the Trustee and Custodian for the Plan. The Plan is subject to provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

Contributions - Participants may contribute up to 50 percent of their pretax annual compensation, as defined by the Plan. The Company and each participating Employer may contribute a matching contribution equal to 50 percent of the first 6 percent of compensation that a participant contributes to the Plan. In addition, each year the Company and each participating Employer, at its discretion, may contribute a profit sharing contribution. A participant must complete 1,000 hours of service during the plan year and be employed on the last day of the plan year in order to receive the profit sharing contribution. Additional matching contributions may be contributed at the discretion of each participating Employer. All contributions are subject to Internal Revenue Code (“IRC”) limitations. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans.

Participant Accounts - Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contributions, the Employer’s matching and profit sharing contributions, the Employer’s discretionary contributions, if any, and investment earnings. Individual accounts are charged with withdrawals, losses and an allocation of administrative expenses. The benefit to which a participant is entitled to is the participant’s vested account balance.

Investments - Participants direct the investment of their account balances from among various investment options offered under the Plan. The Plan offers a number of mutual funds, a family of target retirement funds, two common collective trust funds and a WPP Stock Fund, which invests in American Depositary Shares (“ADSs”) of WPP plc (“WPP plc ADSs”).

On November 19, 2008, WPP plc became the new parent of the WPP Group and WPP Group plc became an indirect subsidiary of WPP plc. In connection with this restructuring, all the outstanding ADSs of WPP Group plc (“WPP Group plc ADSs”) were canceled and participants in the Plan whose accounts held these WPP Group plc ADSs received one WPP plc ADS for each WPP Group plc ADS that had been held in their account.

Participant Loans - Participants may borrow from their accounts up to a maximum of $50,000, or 50 percent of their vested account balance, whichever is less. Loans are secured by the balance in the participant’s account and bear interest at rates commensurate with local prevailing rates as determined quarterly by the Plan Administrator. At December 31, 2008 interest rates ranged from 4% to 10 1/2% for outstanding loans. Participant loans as of December 31, 2008 and 2007 were $1,728,780 and $1,501,428, respectively.

THE M PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2008 AND 2007 AND

FOR THE YEAR ENDED DECEMBER 31, 2008

1.	DESCRIPTION OF THE PLAN (continued)

Vesting - Participants are vested immediately in their own contributions plus actual earnings thereon. Vesting in the Employer’s contribution is based on years of service. Prior to January 1, 2007, participants were 100 percent vested in their profit sharing contributions after 5 years of service and 100 percent vested in their matching contributions after 3 years of service. Effective January 1, 2007, participants are 100 percent vested in their portion of profit sharing contributions after 3 years of service. Forfeitures arising from the account balances of terminated participants are used to reduce future Employer contributions or Plan expenses. Forfeited non-vested accounts for the years ended December 31, 2008 and 2007 were approximately $666,000 and $554,000, respectively. Forfeitures were used to offset Employer contributions for 2008.

Payment of Benefits - Upon termination of employment due to death, disability, or retirement, a participant may elect to receive either a lump-sum amount equal to the value of the participant’s vested interest in his or her account, or annual installments over a period not exceeding the life expectancy of the Participant or the Participant’s designated beneficiary. The Company may distribute participant account balances in a lump-sum without consent to terminated participants whose vested account balances are $1,000 or less.

Administrative Expenses - Administrative expenses of the Plan are paid by either the Plan or the Company, as provided in the Plan Document.

Plan Termination - Although it has not expressed any intent to do so, the Company may terminate the Plan at any time, subject to provisions in ERISA. In the event of Plan termination, the accounts of all participants affected shall become fully vested and non-forfeitable. Assets remaining in the trust fund will be distributed to participants and beneficiaries, in proportion to their respective account balances.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting - The financial statements of the Plan have been prepared in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates.

Risks and Uncertainties - The Plan provides for investments in various investment securities. Investment securities, in general, are exposed to various risks, such as interest-rate risk, credit risk, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Payment of Benefits - Benefit payments to participants are recorded upon distribution.

Excess Contributions - The Plan is required to return contributions received during the Plan year in excess of the IRC limits. As of December 31, 2008 and 2007, the Plan recorded a liability of $249,741 and $130,902 respectively, which were refunded to participants as required during 2009 and 2008.

THE M PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2008 AND 2007 AND

FOR THE YEAR ENDED DECEMBER 31, 2008

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – (continued)

Investment Valuation and Income Recognition - The Plan’s investments are stated at fair value. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Effective January 1, 2006, the Plan adopted Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the “FSP”). Under the FSP, investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the Plan. As required by the FSP, the statement of net assets available for benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The adoption of the FSP did not have a material effect on the Plan’s financial statements for 2007 and did not impact the amount of net assets available for benefits for 2007.

3.	FAIR VALUE MEASUREMENTS

The Plan’s investments are reported at fair value in the statements of net assets available for benefits.

		Fair Value Measurements Using
As of December 31, 2008	Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Mutual funds	$67,530,236	$67,530,236	$—	$—
Common collective trusts	30,373,254	—	30,373,254	—
Participant loans	1,728,780	—	1,728,780	—
WPP Stock Fund	1,302,055	1,302,055	—	—
Cash and pending settlement fund	21,208	21,208	—	—

Total	$100,955,533	$68,853,499	$32,102,034	$—

THE M PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2008 AND 2007 AND

FOR THE YEAR ENDED DECEMBER 31, 2008

3.	FAIR VALUE MEASUREMENTS – (continued)

SFAS No. 157, Fair Value Measurements, establishes a hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. This hierarchy consists of three broad levels: Level 1 inputs consist of unadjusted quoted prices in active markets for identical assets and have the highest priority; Level 2 inputs are significant other observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities in active markets; quoted prices in markets that are not active or other inputs that are observable or can be corroborated by observable market data; and Level 3 inputs are significant unobservable inputs that reflect the Plan’s own assumptions about the assumptions that market participants would use in pricing an asset or liability and have the lowest priority. The Plan uses appropriate valuation techniques based on the available inputs to measure the fair value of investments.

Level 1 Fair Value Measurements

The fair value of mutual funds and the WPP Stock Fund is based on quoted net asset values of the shares held by the Plan at year-end.

Level 2 Fair Value Measurements

The fair value of the common collective trust funds, which are not traded in an active market, is valued at the unit value of the fund, which is based on the fair value of the underlying investments. The value of the participant loans is equal to the amortized cost of the loans, which approximates fair value. The participant loans’ fair value is based on observable inputs such as interest rates and other relevant factors.

4.	INVESTMENTS

The Plan’s investments that represented five percent or more of the Plan’s net assets available for benefits as of December 31, 2008 and 2007 are as follows:

	December 31, 2008		December 31, 2007
Description of Investment	Shares	$ Value	Shares	$ Value
ML Equity Index Trust XIII	784,845.3941	6,098,249	688,096.3266	8,497,989
ML Retirement Preservation Trust	28,193,966.4600	24,275,005	28,375,233.8000	28,375,234
American Capital World GR & Inc R4	232,464.3260	6,164,954	192,455.2899	8,571,959
American Europacific Growth R4		*	148,295.7350	7,438,514
Mainstay Large Cap Growth Fund	2,025,604.7807	9,074,709	2,138,443.5043	15,546,484
Vanguard Primecap Fund	190,815.5218	8,498,923	180,280.4915	12,989,209
PIMCO Total Return Fund	1,413,173.9271	14,329,584	1,097,040.2422	11,727,360
WPP Stock Fund		*	43,967.5862	2,826,676

*	This investment did not represent 5% or more of the Plan’s net assets available for benefits at December 31, 2008.

THE M PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2008 AND 2007 AND

FOR THE YEAR ENDED DECEMBER 31, 2008

4.	INVESTMENTS – (continued)

During the year ended December 31, 2008, the Plan’s investments, including gains and losses on investments bought and sold as well as held throughout the year, depreciated in value as follows:

Investment Category
Common collective trust funds	$(3,476,746)
Mutual funds	(31,435,267)
WPP Stock Fund	(1,526,175)

Net depreciation of investments	$(36,438,188)

5.	RELATED-PARTY TRANSACTIONS

Certain Plan investments are shares of common collective trust funds and mutual funds managed by Merrill Lynch Bank and Trust Co., FSB, who is the Trustee and Custodian of the Plan. These investments qualify as party-in-interest transactions.

The Plan also provides participants the option to invest in the WPP Stock Fund, a party-in-interest. At December 31, 2008 the Plan held 44,003 WPP plc ADSs in the WPP Stock Fund valued at $1,302,055, and at December 31, 2007 the Plan held 43,968 WPP Group plc ADSs in the WPP Stock Fund valued at $2,826,676.

Transactions in the funds referred to above are not deemed prohibited party-in-interest transactions, as they are covered by statutory or administrative exemptions from the IRC and ERISA’s rules on prohibited transactions. There have been no known prohibited transactions with a party-in-interest.

Fees incurred by the Plan for the investment management services were $8,900 for the year ended December 31, 2008.

6.	FEDERAL INCOME TAX STATUS

The Internal Revenue Service issued a letter of determination, dated January 28, 2004, stating that the Plan was designed in accordance with applicable sections of the IRC. Subsequently, the Plan was amended. In that connection, the Plan Administrator believes the Plan continues to be in compliance with, and is currently being operated in accordance with, the applicable provisions of the IRC. Accordingly, no provision for income taxes has been included in the Plan’s financial statements.

THE M PLAN

Form 5500, Schedule H, Part IV, Line 4i

Schedule of Assets (Held at End of Year)

December 31, 2008

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost	(e) Current Value
	Common Collective Trusts:
*	Merrill Lynch	ML Equity Index Trust XIII	**	$6,098,249
*	Merrill Lynch	ML Retirement Preservation Trust	**	24,275,005

	Total common collective trusts			30,373,254

	Mutual Funds:
	The Oakmark Funds	The Oakmark Equity & Income Fund	**	1,406,238
	Columbia Funds	Columbia Mid Cap Value Fund Z	**	1,225,019
	American Funds	American Capital World GR & Inc R4	**	6,164,954
	American Funds	American Europacific Growth R4	**	4,753,133
	American Funds	American Growth Fund of America R4	**	739,628
	Eaton Funds	Eaton Vance Large Cap Value Fund	**	3,675,800
	Oppenheimer Funds	Oppenheimer Main St Small Cap Fund	**	4,034,901
	Manning & Napier	Manning & Napier Retirement Target Income	**	112,991
	Manning & Napier	Manning & Napier Retirement Target 2020	**	448,487
	Manning & Napier	Manning & Napier Retirement Target 2030	**	1,457,392
	Manning & Napier	Manning & Napier Retirement Target 2040	**	651,683
	Manning & Napier	Manning & Napier Retirement Target 2010	**	789,559
	Mainstay Investments	Mainstay Large Cap Growth Fund	**	9,074,709
	PIMCO	PIMCO Total Return Fund	**	14,329,584
	Davis	Davis New York Venture CL Y	**	1,580,111
	Munder Funds	Munder Midcap Core Growth Fund Y	**	1,774,093
	Vanguard	Vanguard Windsor Fund II	**	3,724,686
	Vanguard	Vanguard Primecap Fund	**	8,498,923
	Vanguard	Vanguard/Wellington Fund Inc	**	3,088,345

	Total mutual funds			67,530,236

	Participant Loans:
*	Various participants	Loans (maturing 2009 to 2023 at interest rates from 4% to 10 1/2%)		1,728,780

	WPP Stock Fund:
*	WPP plc	American Depositary Shares	**	1,302,055

	Cash and pending settlement fund			21,208

	Total assets (held at end of year)			$100,955,533

*	Permitted party-in-interest
**	Cost information is not required for participant-directed investments and, therefore, is not included above

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

THE M PLAN

Date: June 29, 2009	By:	/s/ Timothy P. Cecere
	Name:	Timothy P. Cecere
	Title:	Director of Human Resources,
Group M NA

INDEX TO EXHIBITS

Exhibit No.	Description
23.1	Consent of Independent Registered Public Accounting Firm